EXHIBIT I

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE

TEEKAY ANNOUNCES ACQUISITION OF ADDITIONAL 30.1% INTEREST IN TEEKAY PETROJARL ASA

Hamilton, Bermuda – June 20, 2008 - Teekay Corporation (Teekay) (NYSE: TK) today announced that its wholly-owned subsidiary, TPO Investments AS (TPO), has acquired an additional 30.1 percent interest (22.6 million common shares) in Teekay Petrojarl  ASA (Teekay Petrojarl) from Prosafe Production (Prosafe) at a price of NOK 59 per share. Teekay Petrojarl is a leading operator of Floating Production Storage and Offloading (FPSO) units in the North Sea and is listed on the Oslo Stock Exchange (OSE: PETRO). The total purchase price of approximately NOK 1.3 billion (USD 257 million) will be settled in cash. As a result of this transaction, Teekay’s total ownership of Teekay Petrojarl has increased to approximately 94.8 percent from 64.7 percent.

Since TPO’s ownership exceeds 90 percent of the issued shares of Teekay Petrojarl, TPO intends to exercise its right under Norwegian company law to affect a compulsory acquisition for cash of any shares not already owned by TPO. Following the acquisition of all of Teekay Petrojarl’s issued and outstanding shares, Teekay intends to procure a delisting of Teekay Petrojarl’s shares from the Oslo Stock Exchange.

“We are pleased to bring the strong Petrojarl franchise completely within the Teekay family”, stated Bjorn Moller, Chief Executive Officer of Teekay. “Teekay Petrojarl’s significant offshore engineering expertise and reputation as a quality operator of FPSO assets will further strengthen our position in this fast-growing sector.”

About Teekay

Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 200 vessels, offices in 22 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding TPO’s intention to affect a compulsory acquisition of the remaining Teekay Petrojarl shares not already owned by TPO; Teekay’s intention to procure a delisting of Teekay Petrojarl’s shares from the Oslo Stock Exchange; and future growth prospects in the FPSO sector. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 609-4740

For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605

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